Exhibit 99.1

Swvl Announces Portfolio Optimization Program to Turn Cash Flow Positive in 2023

•	Swvl is implementing a portfolio optimization program to focus on its highest profitability operations, enhance efficiency and reduce central costs

•	Capitalizes on the highest profitability operations TaaS and SaaS which currently have > 500 contracts in > 10 countries generating > $5m revenue per month

•	Builds on recent acquisitions of TaaS and SaaS businesses Viapool, Volt Lines, Shotl and pending acquisition of door2door which improve profitability margins

•	Benefits from a world class engineering and product team and technology stack which allows for scalability and sustainable growth

May 31, 2022 /PRNewswire/ — Swvl Holdings (“Swvl” or the “Company”) (NASDAQ: SWVL), a global provider of transformative tech-enabled mass transit solutions, today announced that it is implementing a portfolio optimization program to enhance efficiency and reduce central costs to accelerate its path to profitability to turn cash flow positive in 2023.

Transport as a Service (TaaS) business, where Swvl provides technology-enabled transportation for corporates, schools, universities, industrial facilities, airlines and other institutional clients via its asset-light marketplace, and Software as a Service (SaaS) business where Swvl licenses its proprietary technology to transit agencies, bus operators and other high-capacity vehicles fleet owners and users, are both growing rapidly. They have now collectively crossed more than 500 live accounts across 4 continents with more than $5m monthly revenues. The recent closed acquisitions of TaaS and SaaS businesses Viapool, Volt Lines and Shotl and pending acquisition of door2door contribute to this growth.

The Company’s portfolio optimization program will include the following:

•

Continuation and organic and inorganic growth of TaaS and SaaS business across all geographies of operations including Germany, Spain, Italy, Switzerland, Turkey, Japan, Argentina, Saudi Arabia, United Arab Emirates, Jordan, Egypt, Kenya, and Pakistan;

•	Focus of the Business to Consumer (B2C) business on Egypt and Pakistan, currently the Company’s highest B2C revenue contribution and profitability markets;

•	Optimizing B2C route networks in certain cities as well as headcount and operating expenses; and

•	Continued investment in developing the Company’s proprietary technology stack.

The Company expects to reduce its headcount by approximately 32%. Such reductions will focus on roles which have been automated by investments in the Company’s engineering and product and support functions. Swvl plans to provide monetary, non-monetary and job placement support to help with the transition of certain of its employees to new roles.

As a result of the portfolio optimization program, Swvl’s management currently expects that the Company will be cash flow positive in 2023.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and 24 / 7 access to high-quality private buses and vans.

For additional information about Swvl, please visit www.swvl.com.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions and other effects of the COVID-19 pandemic; the outcome of any legal proceedings that may be instituted against the Company after the institution of the portfolio optimization program; failure to realize the anticipated benefits of the portfolio optimization program; the risk that the portfolio optimization program disrupts Swvl’s current plans and operations; the ability of the Company to execute the portfolio optimization program; the ability of the Company to execute its growth strategy, manage growth profitably and retain its key employees; competition with other companies in the mobility industry; Swvl’s limited operating history and lack of experience as a public company; recent implementation of certain policies and procedures to ensure compliance with applicable laws and regulations, including with respect to anti-bribery, anti-corruption, and cyber protection; the risk that Swvl is not able to execute its growth plan, which depends on rapid, international expansion; the risk that Swvl is unable to attract and retain consumers and qualified drivers and other high quality personnel; the risk that Swvl is unable to protect and enforce its intellectual property rights; the risk that Swvl is unable to determine rider demand to develop new offerings on its platform; the difficulty of obtaining required registrations, licenses, permits or approvals in jurisdictions in which Swvl currently operates or may in the future operate; the fact that Swvl currently operates in and intends to expand into jurisdictions that are, or have been, characterized by political instability, may have inadequate or limited regulatory and legal frameworks and may have limited, if any, treaties or other arrangements in place to protect foreign investment or involvement; the risk that Swvl’s drivers could be classified as employees, workers or quasi-employees in the jurisdictions they operate; the fact that Swvl has operations in countries known to experience high levels of corruption and is subject to territorial anti-corruption laws in these jurisdictions; the ability of Swvl to maintain the listing of its securities on Nasdaq; costs related to the portfolio optimization program; Swvl’s acquisition of Volt Lines B.V. and acquisitions of controlling interests in Shotl Transportation, S.L., Viapool Inc. and door2door GmbH may not be beneficial to Swvl as a result of the cost of integrating geographically disparate operations and the diversion of management’s attention from its existing business, among other things; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission. The foregoing list of risk factors is not exhaustive. There may be additional risks that Swvl presently does not know or that Swvl currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments will cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact

Youssef Salem

Swvl CFO

Investor.relations@swvl.com